This Form CB contains 43 pages, including all exhibits.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	[X]

Citizen Electronics Co., Ltd., Miyota Co., Ltd.,
Cimeo Precision Co., Ltd.
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable))

Japan
(Jurisdiction of Subject Company's Incorporation or Organization)

Citizen Watch Co., Ltd.
6-1-12, Tanashi-cho, Nishi-Tokyo-shi, Tokyo 188-851, Japan
+81-424-68-1231
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Citizen Electronics Co., Ltd.
Takefumi Shirakabe
1-23-1, Kamikurechi Fujiyoshida-shi Yamanashi-ken 403-0001, Japan
+81-555-23-4121
Miyota Co., Ltd.
Keiji Shiozaki
4107-5, Oaza-Miyota, Miyota-machi, Kitasaku-gun, Nagano-ken
389-0294, Japan
+81-267-32-3331
Cimeo Precision Co., Ltd.
Shigeyuki Gomi
4107-5, Oaza-miyota, Miyota-machi, Kitasaku-gun, Nagano-ken,
389-0295 Japan
+81-267-32-3232

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Citizen Electronics Co., Ltd. : June 10, 2005
Miyota Co., Ltd. : June 13, 2005
Cimeo Precision Co., Ltd. : June 9, 2005

(Date Tender Offer/Rights Offering Commenced)

2

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)

Attachment	Description
A	English Translation of the Notice of the Convocation of the Shareholders' Meeting of Cimeo Precision Co., Ltd., dated June 9, 2005.

(b) Not applicable.

Item 2. Informational Legends

A legend complying with Rule 802(b) under the Securities Act of 1933, as amended, is included in all exhibits, as applicable.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibits.

Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

Citizen Watch Co., Ltd. filed with the Securities and Exchange Commission, concurrently with the furnishing of Form CB on May 17, 2005, a written irrevocable consent on Form F-X in connection with the furnishing of such original Form CB.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Citizen Watch Co., Ltd.

By: M. Umehara

Name: Makoto Umehara
Title: President & CEO
Date: June 10, 2005

Attachment A

Note to U.S. Residents

This convocation notice of shareholders' meeting is an English-language translation of the original Japanese-language version. To the extent that there are discrepancies between this translation and the original version, the original version shall be definitive.

The proposed stock-for-stock exchange transaction involves the issuance of the securities of a Japanese company in exchange for securities of Japanese companies. The transaction is subject to the disclosure requirements of Japanese law that are different from those of the United States. Financial information included herein or in any disclosure document relating to the transaction is based on financial statements prepared in accordance with Japanese accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for U.S. investors to enforce their rights and any claim they may have with respect to the proposed stock-for-stock exchange transaction that arise under the U.S. federal securities laws, since the issuer is located in a foreign country and some or all of its officers and directors may be residents of a foreign country. U.S. investors may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

This material contains forward-looking statements that involve risks and uncertainties. These statements include statements concerning projections, outlooks, objectives and plans of Cimeo Precision Co., Ltd. Certain statements contained in this material are not purely historical, including statements regarding our expectations, beliefs, intentions or strategies regarding the future that are forward-looking. Actual results could differ materially from those forward-looking statements contained in this material as a result of a number of risk factors and uncertainties. You should carefully consider these risks. Additional information can be obtained through the Annual Reports and Proxy Statements of Cimeo Precision Co., Ltd.

The information and opinions contained in this material have been obtained from sources believed to be reliable, but no representations or warranties, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted for errors or omissions or for any losses arising from the use of this material.

[TRANSLATION]

9 June 2005

To Shareholders

Konosuke Imai, President & CEO
Cimeo Precision Co., Ltd.
4107-5, Oaza Miyota, Miyotamachi, Kitasakugun
Nagano

Notice of 71st Ordinary General Meeting of Shareholders

Dear Sir or Madam,

We would like to invite you to the 71st Ordinary General Meeting of Shareholders of Cimeo Precision Co., Ltd. to be held as below.

Should you be unable to attend the Meeting, you may vote in writing, and we would be grateful if you could complete the enclosed voting form, attach your seal impression thereon, and return it to the Company at the address below after you have read the attached documents no later than Thursday, 23 June 2005.

Yours faithfully

Details:

1. Date and time: Friday, 24 June 2005, 10:00 a.m.

2. Place: Cimeo Precision Co., Ltd. Conference Room at Head Office
4107-5, Oaza Miyota
Miyotamachi, Kitasakugun
Nagano
Japan

3. Agenda:

Reports:

1. Operating report, consolidated balance sheet and consolidated statement of income, and report of independent certified public accountants and corporate auditors' report on consolidated financial statements for the 71st term (year from 1 April 2004 through 31 March 2005)
2. Balance sheet and statement of income for the 71st term (year from 1 April 2004 through 31 March 2005)

Proposals:

1. Approval for proposed appropriation of earnings for the 71st term
2. Partial amendment of the Articles of Incorporation (the details are on page [22] of the following Reference Documents for Exercise of Voting Rights)
3. Approval for execution of the stock-for-stock exchange agreement between the Company and Citizen Watch Co., Ltd. (the details are on page [23] of the following Reference Documents for Exercise of Voting Rights)
4. Election of 5 Directors
5. Election of 1 Corporate Auditor

(When you attend the Meeting, please hand in your voting form at the reception desk.)

Exhibit

ANNUAL BUSINESS REPORT
(For the fiscal year from April 1, 2004 to March 31, 2005)

I. SUMMARY OF BUSINESS OPERATIONS

1. The Progress and Results of Business Operations of Cimeo Group of Companies

(1) Overview

The Japanese economy during the captioned consolidated fiscal year maintained a trend of general recovery as a whole assisted by the active growth of the overseas economies and decrease in structural burden of the national economy such as excess in manufacturing facilities and excessive debts, etc. The prospect of positive growth of the national economy, however, turned obscure due to apprehension for further price increase of crude oil and the prolonged inventory adjustments in the information technology industry sector.

The orders received by the electronic components parts industry to which Cimeo Group of Companies belongs had steadily been increasing due to favorable sales growth of digital electronic home appliances such as panel display TVs and DVD recorders until the summer of the captioned fiscal year, when the industry began to be affected by the adverse business conditions of abrupt inventory adjustments and severe price competition caused by increase in the number of new market participants.

Under such industry environment, Cimeo Group of Companies endeavored to further improve the earning capability of the Group through strengthening of sales activities by developing new customers and through achieving higher efficiency in use of business resources including remobilization of human resources, etc. Cimeo Group of Companies also hastened to begin the business operation of the manufacturing company (Cimeo Electronics Devices (Suzhou) Co., Ltd.) which was newly established in Soo Chow, China for the purpose of cost reduction and development of new markets. The Company also built a new facility (a Technical Center) for the future business activities and hastened to place it in operation in order to strengthen our capability mainly for developing new products and early commercialization.

The magnetic heads for use in floppy disc drives which are the main products of the Information Technology Business Department of the Company was affected by severe global decline in price as well as decrease in sales volume. Under these circumstances, we were forced to conclude that it would be difficult to regain the profitability of this particular line of business and we finally decided to withdraw from the business of this product posting an extraordinary loss of ¥254 million for the captioned fiscal year as a loss relating to discontinuation of this line of business.

As the result of the above, the consolidated net sales of Cimeo Group of Companies for the captioned consolidated fiscal year was ¥9,250 million (decreased by 4.6% from the previous consolidated fiscal year), the consolidated ordinary income was 455 million (decreased by 32.8% from the previous consolidated fiscal year) and the consolidated net income was ¥150 million (decreased by 62.4% from the previous consolidated fiscal year).

(2) Performance of Each Line of Business

(The Business of Electronic Component Parts)

The market environment was generally adverse for the business of electronic component parts which was affected by the ongoing inventory adjustments. In the business of quartz crystal device component parts, both the high precision products for use in cellular phones and low and middle quality products for use in digital home appliances increased in sales volume as a whole for this term, however, net sales decreased due to the steady decline in prices. With regard to the optical device component parts, the demand for optical pick-ups gravitated from the high precision products in which our Company specialized to the low precision products because of changes in the specifications, etc. of DVD recorders, and the sales of our products declined both in volume and monetary amount. Net sales of low pass filters for use in digital cameras increased even though the sales volume decreased because of the increase in the demand for high precision high priced products for use in single lens reflex cameras. The sales of optical communication component parts were steady because of strong demand in the North American market and we could increase the sales volume of these products.

As a result of the above, the total sales of electronic component parts as a whole were ¥6,841 million (decreased by 0.5% from the previous consolidated fiscal year).

(The Business of Information Instrument Component Parts)
With regard to the business of information instrument component parts, the total size of the global market for floppy disc drives was clearly on the decline because of decrease in the number of PCs with floppy disc drives. The demand for the magnetic heads for use in floppy disc drives of Cimeo Group of Companies was also stagnant and inactive both in the volume of orders received and in the sales prices. We could have no expectation that this trend would be reversed and we decided to withdraw from this line of business.

As a result of the above, the total sales of the business of information instrument component parts as a whole were ¥368 million (decreased by 46.2% from the previous consolidated fiscal year).

(The Business of Watch Component Parts)
As for the business of watch component parts, the demand as a whole was stable. Particularly, the demand for bearing stones for use in wrist watches significantly increased in sales volume because of high demand for mechanical wrist watches manufactured in China, and despite decline in the sales prices, the Company could increase the sales amount. As for quartz crystal oscillator in diapason form, the price declined in spite of increased sales volume and the increase in the sales amount was minimal. The magnets for use in step motors used in wristwatches declined both in sales price and volume and the sales amount of this product decreased.

As a result of the above, the total sales from the business of watch component parts as a whole were ¥2,001 million (decreased by 4.2% from the previous consolidated fiscal year).

(Other Lines of Business)
The sales amount of other lines of business such as machine tools were ¥38 million (decreased by 12.4% from the previous consolidated fiscal year).

(Sales by the Lines of Business)

Lines of business	Sales amount (in thousand yen)	% of the total	Change from the previous term (%)
Electronic component parts	6,841,179	74.0	(-0.5)
Information instrument component parts	368,934	4.0	(-46.2)
Watch component parts	2,001,263	21.6	(-4.2)
Other products	38,932	0.4	(-12.4)
Total	9,250,310	100.0	(-4.6)

(Note) The export sales were 6.0% of the total sales.

(3) Financing Arranged by Cimeo Group of Companies
No new financing was arranged by the Group by means of issue of new equity shares or debt notes, etc. during the captioned consolidated fiscal year.

(4) Capital investments made by Cimeo Group of Companies
The total amount of the capital investment in business facilities made by Cimeo Group of Companies during the captioned consolidated fiscal year was ¥1,155 million, the major items of which were the investments in the construction of the Technical Center of the Company, the headquarters building and the plant of Cimeo Electronics Devices (Suzhou) Co., Ltd., the new subsidiary in Soo Chow, China and additional facilities of the Company for manufacturing electronic component parts.

2. Matters to be Dealt with
With regard to the future outlook, in spite of concerns primarily on crude oil prices and situation in foreign countries, the economy is expected to moderately recover owing to the expansion of overseas economies mainly in Asia and the United States and decreasing pressures on inventory adjustments in the information technology industry sector.

In such a business environment, Cimeo Group of Companies intends to focus its efforts on expansion of sales driven by early commercialization of newly developed products in addition to expanding sales of products for use in digital home appliances and products for markets related to optical communication, demands of which are expected to increase.

The Company considered that utilization of the business resources of Citizen Group of Companies in addition to the Company's own technology and uniqueness would result in an increase in the number of new customers, early commercialization of new products and further enhancement of internal control and entered into the stock-for-stock exchange agreement as of May 16, 2005 in order to make Citizen Watch Co., Ltd. the absolute parent company owning all the outstanding equity shares of Cimeo Precision Co., Ltd. The Company also considered it beneficial to enter into such agreement while increasing the corporate value of Citizen Group of Companies.

As from October 1, 2005, Cimeo Precision Co., Ltd. shall become "Citizen Fine Tech Co., Ltd." which should enable us to better take advantage of the Citizen brand and help us further enhance the credibility and reputation of the Company and achieve further growth of the business of the Company in the future.

3. Business Results and Financial Conditions of Cimeo Group of Companies and Cimeo Precision Co., Ltd.

(1) The Changes in Business Results and Financial Conditions of Cimeo Group of Companies

(in thousand yen except for figures per share which is in yen)

	68th term (2001)	69th term (2002)	70th term (2003)	71st (captioned consolidated fiscal year) term (2004)
Sales	9,056,385	8,415,919	9,697,102	9,250,310
Ordinary income	(-206,809)	(-438,980)	677,601	455,231
Net income for the term	(-783,710)	(-691,713)	401,484	150,900
Net income for the term per share	-¥91.26	-¥80.57	¥45.60	¥16.41
Total assets	11,312,492	9,568,573	10,150,546	9,915,526
Net assets	8,135,122	7,345,353	7,690,953	7,839,107
Net assets per share	¥947.55	¥855.58	¥894.67	¥911.94

(Notes)

1. The triangular marks in front of figures indicate losses in the columns of Ordinary income, Net income for the term and Net income for the term per share.
2. Net income for the term per share was calculated by use of the average number of shares outstanding during the term less the number of treasury shares held by the Company. Net assets per share were calculated based on the number of shares obtained by deducting treasury shares from shares outstanding at the end of the term. Net income per share (net loss) and net assets per share have been calculated in accordance with the Accounting Standard No. 2 and the Financial Accounting Standard Implementation Guidance No. 4 since the 69th term.
3. As of May 18, 2001 ,one equity share of the Company was split into 1.3 shares.
4. As from the 71st term, the Company has prepared consolidated financial statements in accordance with Article 19-2, paragraph 1 of "the Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Kabushiki-Kaisha".

(2) The Changes in Business Results and Financial Conditions of Cimeo Precision Co., Ltd.

(in thousand yen except for figures per share which is in yen)

	68th term (2001)	69th term (2002)	70th term (2003)	71st term (2004)
Sales	9,056,385	8,415,919	9,697,102	9,250,310
Ordinary income	(-242,477)	(-455,610)	673,473	585,655
Net income for the term	(-812,105)	(-704,230)	401,659	258,329
Net income for the term per share	-¥94.56	-¥82.03	¥45.62	¥28.93
Total assets	11,261,402	9,543,634	10,154,447	9,970,709
Net assets	8,085,484	7,321,283	7,695,636	7,905,892
Net assets per share	¥941.77	¥852.78	¥895.22	¥919.72

(Notes)

1. The triangular marks in front of figures indicate losses in the columns of Ordinary income, Net income for the term and Net income for the term per share.
2. Net income for the term per share was calculated by use of the average number of shares outstanding during the term less the number of shares held by the Company. Net assets per share were calculated based on the number of shares obtained by deducting treasury shares from shares outstanding at the end of the term. Net income per share (net loss) and net assets per share have been calculated in accordance with the Accounting Standard No. 2 and the Financial Accounting Standard Implementation Guidance No. 4 since the 69th term.
3. As of May 18, 2001, one share was split into 1.3 shares.

[The 68th Business Term]
During this business term, the Company focused on strengthening sales systems and development of new products, however,, the Company was affected by the adverse business environment of decreased volumes of orders for and decline in sales prices of our products due to the recession of the global information technology industry and we were forced to cut down the number of employees by means of voluntary early retirement in order to reduce the fixed costs of the business operations of the Company. As a result of the above, the total sale for the term was ¥9,056 million (decreased by 42.6% from the previous term) and net loss of ¥812 million was recorded for the term.

[The 69th Business Term]
During this business term which was in the prolonged adverse business environment, the Company endeavored to improve its sales by development of new customers as well as by achieving further rationalization in the management systems and management efficiency. However, the decline in the sales prices of the products of the Company was more than we had anticipated, and the total sales for the term were ¥8,415 million (decreased by 7.1% from the previous term) and net loss of ¥704 million was recorded for the term.

[The 70th Business Term]
During this business term, the Company endeavored to strengthen its elastic production and sales systems as well to maintain its profitability through improvement of management systems and enhancement of efficiency of indirect business divisions. The Company also actively promoted sales programs to develop new customers and acquire sales shares in the market. Helped by the generally steady condition of the digital home appliance market, the total sale for the term was ¥9,697 million (increased by 15.2% from the previous term) and net income for the term was ¥401 million.

[The 71st Business Term]
The business performance of the Group for the term was as described in "(1) The Progress and Results of Business Operations of Cimeo Group of Companies" above.

II. OVERVIEW OF CIMEO GROUP OF COMPANIES AND CIMEO PRECISION CO., LTD. (as of March 31, 2005)

1. Major Lines of Business of Cimeo Group of Companies

Cimeo Group of Companies are engaged in the manufacture and sale of the following products:

Categories	Major products
Electronic component	Quartz crystal device component parts, component parts for parts optical communication, magnetic component parts, optical device component parts and other products
Information equipment	Magnetic heads for floppy disc drive and other products component parts
Watch component	Magnets for step motors for use in wrist watches, quartz parts crystal oscillator in diapason form, bearing stones for use in wrist watches and other products
Other products	Dies and machine tools, and other products

(2) Major Business Locations of Cimeo Group of Companies

Cimeo Precision Co., Ltd.	Headquarters and plant	4107-5, Oaza-miyota, Miyota-machi, Kita-Saku-gun, Nagano Prefecture
	Technical center	1411-2, Aza Ohyachi, Oaza-maseguchi, Miyota-machi, Kita-Saku-gun, Nagano Prefecture
Harvestine Company Limited	Headquarters	Hong Kong, China
Cimeo Electronics Devices (Suzhou) Co., Ltd.	Headquarters and plant	Soo Chow, China

(3) Status of Equity Shares

1) Total number of shares authorized to be issued: 20,000,000 shares
2) Number of outstanding shares: 8,600,800 shares
3) Number of shares of a unit: 100 shares
4) Number of shareholders: 1,894
5) Major shareholders

Names	Capital contribution to the Company		Capital contribution by the Company	
	No. of shares	Ratio of capital contribution (%)	No. of shares	Ratio of capital contribution (%)
Citizen Watch Co., Ltd.	5,409,940	(62.9)	—	(—)
Cimeo Precision Co., Ltd.	112,545	(1.3)	—	(—)
Miyota Co., Ltd.	81,120	(0.9)	1,430	(0.0)
The Hachijuni Bank, Ltd.	68,952	(0.8)	30,000	(0.0)
Mizuho Corporate Bank, Ltd.	68,952	(0.8)	—	(—)
Japan Trustee Services Bank, Ltd. (Portion under sub-trust by Mitsui Asset Trust and Banking Company, Limited/ Sumitomo Mitsui Banking Corporation Retirement Benefits Trust Account)	68,900	(0.8)	—	(—)
Citizen CBM Co., Ltd.	60,840	(0.7)	—	(—)
Citizen Electronics Co., Ltd.	60,840	(0.7)	—	(—)
Janine Portner	60,840	(0.7)	—	(—)
Motonari Masuda	58,600	(0.7)	—	(—)

6) Acquisition, disposal and holding of treasury shares

a. Acquisition
   Ordinary shares: 52 shares
   Total purchase price: ¥43,680
b. Disposal
   No disposal was made.
c. Treasury shares held as of the closing of accounts
   Ordinary shares: 15,650 shares

(4) Employees of the Company

1) Employees of Cimeo Group of Companies

No. of employees	Changes from the end of the previous term
344 (64)	−26 (0)

(Notes): The figures indicate the total number of persons employed by the Company, excluding the average number of part-time workers and workers on contract for the term, which are set forth in the parentheses.

2) Employees of the Company

No. of employees	Changes from the end of previous term	Average age	Average of number of years of service
339 (63)	−30 (−1)	36.9	15.1 years

(Note): The figures indicate the total number of persons employed by the Company, excluding the average number of part-time workers and workers on contract for the term, which are set forth in the parentheses.

(5) Status of Corporate Integration

1) Relationship with the Parent Company

The parent company of the Company is Citizen Watch Co., Ltd. which holds 5,409,000 shares of the Company (representing the 62.9% of the capital contribution to the Company).

The Company manufactures the component parts of the wrist watches, etc. of the parent company.

2) Major subsidiaries

Names	Capital	Ratio of capital contribution by the Company	Main business
Harvestine Company Limited	HK$2 million	100.0%	Sales and service
Cimeo Electronics Devices (Suzhou) Co., Ltd.	US$5 million	100.0%	Manufacture and sales of electronic component parts and component parts of watches (as planned)

(Note): The ratios of capital contribution to Harvestine Company Limited and Cimeo Electronics Devices (Suzhou) Co., Ltd. by the Company were as of December 31, 2004 (the end of their business term).

3) Major Affiliate Companies

Names	Capital	Ratio of capital contribution by the Company	Main business
Taiwan Sumitok & Cimeo Precision Electronics, Inc.	NTW$150 million	50.0%	Manufacture and sales of magnetic heads for use in floppy disc drives

(Note): The ratio of capital contribution to Taiwan Sumitok & Cimeo Precision Electronics, Inc. by the Company was as of December 31, 2004 (end of business term).

4) Process of Corporate Integration

Cimeo Electronics Devices (Suzhou) Co., Ltd. was established and registered by the Company in Soo Chow, China as of September 23, 2003 as a wholly owned subsidiary of the Company and is now being in the stage of preparation for commencement of its business operation. In December 2004, the total capital contribution in the amount of US$5 million (¥539,467,000) was completed by the Company and Cimeo Electronics Devices (Suzhou) Co., Ltd. has become an important member of Cimeo Group of Companies to be included in the scope of consolidation of the Company.

5) Results of Corporate Integration

The results were as described in "The Progress and Results of Business Operations of Cimeo

Group of Companies" above.

(6) **Major Creditors**
There is no applicable matter.

(7) **Directors and Auditors**

Positions	Names	Main functions
President & CEO	Konosuke Imai	
Executive Managing Director	Toshikazu Yamaura	Director,Business Affairs Div.
Director	Katsuo Nakashima	General Manager ,General Affairs Dept.
Director	Yasuteru Kakegawa	Director, R&D Div. and General Manager, Quality Assurance Dept.
Director	Shigeyuki Gomi	General Manager, Administration Dept.
Full-time Corporate Auditor	Junichi Tsuruta	
Corporate Auditor	Takeo Kuriyama	Auditor of Citizen Watch Co., Ltd.
Corporate Auditor	Yuzo Maekawa	President & CEO of Miyota Co.,Ltd.

(Note)
1. The Auditors Messrs. Junichi Tsuruta, Takeo Kuriyama and Yuzo Maekawa were outside auditors specified in Article 18, paragraph 1 of the "Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Kabushiki-Kaisha."
2. Main change in the position and function of directors during the term was as follows:

Date of change	Name	New position and function	Previous position and function
March 1, 2005	Yasuteru Kakegawa	Director R&D Div. and General Manager, Quality Assurance	Director R&D Div. and General Manager, Production Engineering

(8) **The Fees, Etc. Payable to Independent Outside Auditor**
The amounts of fees, etc. payable to the independent outside auditor by the Company and its subsidiary companies, etc. are as follow:

		Amounts (in thousand yen)
1.	Total amount of fees, etc. payable to the independent outside auditor by the Company and its subsidiary companies	10,800
2.	Of the amount set forth in 1. above, such total amount of fees, etc. for audit attest services as may be payable under Article 2, paragraph 1 of the Certified Public Accountant Law	10,800
3.	Of the amount set forth in 2. above, the amount of fees, etc. of the independent outside auditor payable by the Company	10,800

(Note) As the audit fees payable under the Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Kabushiki-Kaisha and those payable under the Securities and Exchange Law are not separated for the purpose of the audit contract executed between the Company and the independent outside auditors and are impractical to separate, the amount specified in 3 above is indicated as the total amount of audit fees payable under both Laws.

3. Material Facts of Cimeo Group of Companies After the Closing of Accounts

In the light of making good use of the business resources of Citizen Group of Companies,, the Company has determined by the resolution adopted at the meeting of the board of directors held on May 16, 2005 to execute a transaction for the stock-for-stock exchange to make Citizen Watch Co., Ltd. the absolute parent company owning all of the equity of the Company and make the Company a wholly own subsidiary of Citizen Watch Co., Ltd., and entered into the stock-for-stock exchange agreement as of the same date.

(Notes) Any such figure as may be contained in this business report has been rounded off at the digit lower than the decimal point of the unit in which it is expressed, except for the figures for net income for the term per share and net assets per share which have been rounded up or off at the third digit lower than the decimal point of the unit.

Consolidated Balance Sheet

(As of 31 March 2005)

(Yen in thousands)

Items	Amount	Items	Amount
Assets		**Liabilities**	
Current Assets	**5,036,958**	**Current Liabilities**	**1,888,110**
Cash and deposits with banks	694,078	Notes payable and accounts payable	1,199,949
Notes receivable and accounts receivable	3,174,881	Corporation and inhabitants taxes payable	19,774
Inventories	511,366	Accrued bonuses	164,671
Deferred income tax assets	148,077	Other current liabilities	503,715
Other current assets	511,972		
Allowance for doubtful accounts	(-3,418)		
Fixed Assets	**4,878,567**	**Long-term Liabilities**	**188,308**
Tangible fixed assets	**4,388,952**	Reserve for retirement benefits	137,354
Buildings and structures	1,212,213	Reserve for retirement benefits for directors and corporate auditors	50,954
Machinery, equipment and vehicles	2,012,310		
Land	700,609	**Total Liabilities**	**2,076,418**
Construction in progress	330,065		
Other	133,753		
Intangible fixed assets	**33,897**	**Shareholders' Equity**	
Investments and other assets	**455,717**	**Capital stock**	**1,758,500**
Investment securities	68,742	**Additional paid-in capital**	**2,297,000**
Deferred income tax assets	340,042	**Consolidated surplus**	**3,821,593**
Other	51,933	**Net unrealized gain/loss on securities, etc.**	**17,512**
Allowance for doubtful accounts	(-4,999)	**Foreign currency translation adjustments**	**(-4,135)**
		Treasury stock	**(-51,362)**
		Total shareholders' equity	**7,839,107**
Total Assets	**9,915,526**	**Total Liabilities and Shareholders' Equity**	**9,915,526**

Consolidated Statement of Income

(1 April 2004 through 31 March 2005)

(Yen in thousands)

Items	Amount	
(Ordinary items) (Operating Income and Expenses)		
Operating revenue		**9,250,310**
Net sales	9,250,310	
Operating expenses		**8,748,706**
Cost of sales	7,491,751	
Selling, general and administrative expenses	1,256,954	
(Operating income)		**501,604**
(Non-Operating Income and Expenses)		
Non-operating income		**18,149**
Interest income	752	
Dividend income	605	
Other non-operating income	16,792	
Non-operating expenses		**64,522**
Interest charges	952	
Loss on investments due to application of equity method	56,909	
Foreign exchange loss	1,289	
Other non-operating expenses	5,371	
(Ordinary income)		**455,231**
(Special items)		
Special gains		**129**
Gain on sale of fixed assets	129	
Special losses		**286,916**
Loss on disposal of properties	22,480	
Valuation loss on investment securities	10,394	
Loss on restructuring of business	254,041	
Income before income taxes		**168,444**
Corporation, inhabitants and enterprise taxes, etc.	2,965	
Adjustment to corporation tax, etc.	14,578	17,543
Net income		**150,900**

ITEMS OF NOTES

(Matters Concerning the Scope of Consolidation, Etc.)

1. Matters Concerning the Scope of Consolidation

(1) The status of the consolidated subsidiary entities, etc.

1) The number of consolidated subsidiary entities, etc.: 2

2) Names of consolidated subsidiary entities: Harvestine Company Limited
Cimeo Electronics Devices (Suzhou) Co., Ltd.

Commencing from the captioned consolidated fiscal year, Taiwan Sumitok & Cimeo Precision Electronics, Inc. has been included in the scope of consolidation because of its increased significance.

2. Matters concerning application of equity method

(1) The status of the non-consolidated subsidiary entities subject to equity method

1) The number of non-consolidated subsidiary entities subject to equity method: 1

2) Names of the company: Taiwan Sumitok & Cimeo Precision Electronics, Inc.

3. Matters Concerning the Business Terms of the Consolidated Subsidiary Entities

The date of closing of accounts of Harvestine Company Limited and Cimeo Electronics Devices (Suzhou) Co., Ltd. is December 31 of each year. In preparation of consolidated financial statements of the Company, such provisional financial statements of Cimeo Electronics Devices (Suzhou) Co., Ltd. as have been prepared based on its provisional closing accounts as of the date of the consolidated financial statements were used. With regard to Harvestine Company Limited, its regular balance sheet and statement of income for the term were used but necessary adjustments shall be made with respect to any such accounting discrepancy relating to the transactions made between the consolidated companies as may arise from the difference of the date of the closing of accounts of such subsidiary company and the date of consolidation.

(Accounting Policies, Etc.)

1. Standard and Method of Evaluation of Securities

(1) Other securities

1) Securities with market price:	Determined by the market prices, etc. as of the date of closing of accounts (the evaluation gain or loss is attributed directly to the capital account).
2) Securities without market price:	The cost was calculated by moving average method.

2. Standard and Method of Evaluation of Inventories

The cost is mainly determined by the lowest of the costs calculated by moving average method.

3. Method of Depreciation of Fixed Assets

(1) Tangible fixed assets

The depreciation is mainly made by the fixed ratio method. The period of useful life is as follows:

Buildings and fixtures:	From 5 to 45 years
Machinery, equipment and vehicles:	From 2 to 10 years

(2) Intangible fixed assets

Intangible fixed assets are depreciated by means of fixed amount method and soft wares used by the Company are depreciated by fixed amount method for the usable period of time (five years).

4. Standard for Accounting for Material Provisions

(1) Allowance for Doubtful Accounts

In order to provide for the loss from bad debts, the ordinary accounts receivable are provided for based on the actual rate of occurrence of bad debts, and any amount of claim suspected of default is individually evaluated and the provisions are accounted for in the estimated uncollectible amounts.

(2) Accrued Bonuses

Provision for payments of bonuses is accounted for in such amount as may be allocated to this term of the estimated total amounts of bonuses payable to the employees.

(3) Reserve for Retirement Benefits

Provision for retirement benefits is accounted for based on the accrued payment obligation of retirement benefits and estimated pension assets as of the end of this business term. Any such difference as may arise from any change in accounting standards is accounted for as

non-operating income allocated over the 10 year period.
Any actuarial variance is expensed by fixed amount method over a certain period of time (10 years) within the average remaining years of service of the employees as of occurrence of such difference, commencing from the business term after the term of occurrence.

(4) Reserve for Retirement Benefits for Directors and Corporate Auditors
Provision is made for retirement lump sum payment payable to directors as of the end of accounts of the captioned consolidated fiscal year according to the internal rules of the Company.

5. The Matters Concerning Evaluation of the Assts and Liabilities of Consolidated Entities, Etc.
All of the assts and liabilities of the consolidated entities, etc. are evaluated by the full fair value method.

6. Accounting Method of Lease Transactions
Any finance lease other than such leases as may be regarded as transfer of title of the leased property is accounted for as an ordinary lease transaction.

7. Accounting Method of Consumption Taxes
Consumption taxes and local consumption taxes are accounted for based on the amount excluding the amounts of taxes.

(Notes to the Consolidated Balance Sheet)
The amount of accumulated depreciation of the tangible fixed assets: ¥13,858 million

(Notes to the Consolidated Statement of Income)
Net income per share for the term: ¥16.41

Certified Copy of Auditors' Report Prepared by Independent Outside Auditors on Consolidated Financial Statements

Report of Independent Certified Public Accountants

23 May 2005

To: The Board of Directors of Cimeo Precision Co., Ltd.

Nihombashi Corporation

Representative Partner	Certified Public Accountant	Katsuji Kuroda [seal]
Engagement Partner	Certified Public Accountant	Shigehiro Chiba [seal]
Engagement Partner	Certified Public Accountant	Noriyuki Segawa [seal]

We have examined the consolidated financial statements, i.e., the consolidated balance sheet and the consolidated statement of income of Cimeo Precision Co., Ltd. for the 71st business year which was from 1 April 2004 through 31 March 2005, in accordance with Article 19-2, paragraph 3 of "the Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Kabushiki-Kaisha." The management is responsible for the preparation of these consolidated financial statements, and it is our responsibility to form an independent opinion on such consolidated financial statements.
We have carried out this audit in accordance with generally accepted auditing standards in Japan. These auditing standards require that we perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The audit includes an overall examination, on a test basis, of the information in the consolidated financial statements including an assessment of the accounting policies adopted by the management and the method of application thereof, as well as of the estimates made by the management. We believe that our audit provides a reasonable basis for the expression of our opinion. In addition, this audit includes the examination of the Company's subsidiaries which we deemed necessary.

As a result of this audit, we have concluded that the consolidated financial statements give a true and proper account of assets and earnings of the Group consisting of the Company and its consolidated subsidiaries and other entities in accordance with applicable laws and the Articles of Incorporation.

As "Material Facts of Cimeo Group of Companies After the Closing of Accounts", the fact concerning the stock-for-stock exchange with Citizen Watch Co., Ltd. is described in the operating report.

Neither Nihombashi Corporation nor any of its partners have any conflict of interests with Cimeo Precision Co., Ltd., which is required to be described under the Certified Public Accountant Law.

Nihombashi Corporation

Certified Copy of Auditors' Report Prepared by the Board of Corporate Auditors on Consolidated Financial Statements

Corporate Auditors' Report on Consolidated Financial Statements

The current audit covers the 71st term which was from 1 April 2004 through 31 March 2005. Each Corporate Auditor has prepared a report of the method and the results of the audit in respect of the consolidated financial statements (the consolidated balance sheet and the consolidated statement of income) for the said term. We report as follows:

1. Outline of the method of audit:
Each Corporate Auditor has received reports and explanations from the Directors and others, and the Independent Outside Auditors in respect of the consolidated financial statements and has conducted the audit in accordance with the policy and plan defined by the Board of Corporate Auditors.

2. The results of the audit:
Methods used by Nihombashi Corporation as the Independent Outside Auditors for this audit, and the results thereof, are fair and proper.

26 May 2005

Cimeo Precision Co., Ltd. the Board of Corporate Auditors

Junichi Tsuruta	Corporate Auditor (Full-time)	[seal]
Takeo Kuriyama	Corporate Auditor	[seal]
Yuzo Maekawa	Corporate Auditor	[seal]

Note: Corporate Auditors, Junichi Tsuruta, Takeo Kuriyama and Yuzo Maekawa are external auditors specified in Article 18, paragraph 1 of the Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Kabushiki-Kaisha.

Balance Sheet

(As of 31 March 2005)

(Yen in thousands)

Items	Amount	Items	Amount
Assets		**Liabilities**	
Current Assets	**4,865,876**	**Current Liabilities**	**1,876,508**
Cash and deposits with banks	508,778	Notes payable	789,144
Notes receivable	880,540	Accounts payable	410,805
Accounts receivable	2,294,341	Other accounts payable	123,089
Finished goods	45,892	Corporation and inhabitants taxes payable	19,774
Raw materials	118,752	Consumption taxes payable	3,639
Goods in process	300,238	Accrued expenses	83,796
Stores	46,483	Accrued bonuses	164,671
Deferred income tax assets	148,077	Other current liabilities	281,588
Other accounts receivable	66,427		
Other current assets	459,763		
Allowance for doubtful accounts	(-3,418)		
Fixed Assets	**5,104,832**	**Long-term Liabilities**	**188,308**
Tangible fixed assets	**4,067,069**	Reserve for retirement benefits	137,354
Buildings	1,170,857	Reserve for retirement benefits for directors and corporate auditors	50,954
Structures	41,355		
Machinery and equipment	2,006,334		
Vehicles and carriers	1,167		
Tools, furniture and fixtures	132,595		
Land	700,609	**Total Liabilities**	**2,064,817**
Construction in progress	14,148		
Intangible fixed assets	**15,937**	**Shareholders' Equity**	
Investments and other assets	**1,021,825**	**Capital stock**	**1,758,500**
Stock of affiliates	26,640	**Additional paid-in capital**	**2,297,000**
Investment in affiliates	539,467	Capital surplus	2,297,000
Investment securities	68,742	**Consolidated surplus**	**3,884,242**
Long-term prepaid expenses	17,451	Legal reserve	291,851
Deferred income tax assets	340,042	Optional reserve	2,429,213
Other	34,482	Special amortization reserve	129,213
Allowance for doubtful accounts	(-4,999)	Special reserves	2,300,000
		Unappropriated retained profits	1,163,176
		Net unrealized gain/loss on securities, etc.	**17,512**
		Treasury stock	**(-51,362)**
		Total shareholders' equity	**7,905,892**
Total Assets	**9,970,709**	**Total Liabilities and Shareholders' Equity**	**9,970,709**

Statement of Income

(1 April 2004 through 31 March 2005)

(Yen in thousands)

Items	Amount	
(Ordinary items) (Operating Income and Expenses)		
Operating revenue		**9,250,310**
Net sales	9,250,310	
Operating expenses		**8,675,016**
Cost of sales	7,491,751	
Selling, general and administrative expenses	1,183,265	
(Operating income)		**575,293**
(Non-Operating Income and Expenses)		
Non-operating income		**17,589**
Interest income	192	
Dividend income	605	
Other non-operating income	16,792	
Non-operating expenses		**7,228**
Interest charges	952	
Other non-operating expenses	6,275	
(Ordinary income)		**585,655**
(Special items)		
Special gains		**129**
Gain on sale of fixed assets	129	
Special losses		**324,868**
Loss on disposal of properties	22,480	
Valuation loss in stock of affiliates	291,992	
Valuation loss on investment securities	10,394	
Income before income taxes		**260,915**
Corporation, inhabitants and enterprise taxes, etc.	2,400	
Adjustment to corporation tax, etc.	186	2,586
Net income		**258,329**
Balance brought forward		926,310
Interim dividends paid		21,463
Unappropriated profits		**1,163,176**

I. MATERIAL ACCOUNTING POLICIES

1. The Standard and Method of Evaluation of Securities

(1) Equity shares of subsidiary and affiliate companies:
Such securities are evaluated by moving average method.

(2) Other securities:
The securities with market prices:
These are evaluated by the market prices, etc. as of the date of closing of accounts (any evaluation difference is either credited or debited directly to the capital account, and any cost of disposal is calculated by moving average method).
The securities without market prices:
The costs of these securities are evaluated by the moving average method.

2. The Standard and Method for Evaluation of Inventories

(1) Products, raw materials and work in process:
These items are evaluated at the lowest of the costs determined by the moving average method.

(2) Stored goods:
The costs of such goods are evaluated at the final purchase price.

3. The Method of Depreciation of Fixed Assets

(1) Tangible fixed assts:
These are depreciated by the fixed rate method.

(2) Intangible fixed assets:
These are depreciated by the fixed amount method. The soft wares used by the Company are depreciated by the fixed amount method for the usable period of time (5 years).

(3) Long-term prepaid expenses:
These are depreciated in equal amounts over the period prescribed by the provisions of the Corporate Tax Law.

4. The Standard for Accounting for Provisions

(1) Allowance for Doubtful Accounts
The provisions for ordinary accounts receivable are made based on the actual rate of default, while any such specific claim as may be suspected of default is individually evaluated and is provided for in such estimated uncollectible amount.

(2) Accrued Bonuses
Provision for bonus payments is made in such amount as may be allocated to this term of the estimated amounts of bonuses payable to the employees.

(3) Reserve for Retirement Benefits
Provision for retirement benefits is accounted for based on the accrued payment obligation of the Company for retirement benefits and estimated pension assets as of the end of this business term. Any such difference as may arise from any change in accounting standard is accounted for as non-operating income allocated over the period of 10 years.
Any actuarial variance are expensed in certain fixed amount over a certain period of time (10 years) within the average remaining years of service of the employees as of occurrence of such difference commencing from the business term after the term of occurrence.

(4) Reserve for Retirement Benefits for Directors and Corporate Auditors
Provision is made for retirement lump sum payment to directors payable as of the end of this business term according to the internal rules of the Company. This provision is such provision as is prescribed in Article 43 of the Enforcement Rules of the Commercial Code.

5. Accounting Method of Lease Transactions
Any finance lease other than such leases as may be regarded as transfer of the title of the leased property is accounted for as an ordinary lease transaction.

6. Accounting Method of Consumption Taxes, Etc.
Consumption taxes and local consumption taxes are accounted for based on the amount excluding the amounts of taxes.

II. NOTES TO THE BALANCE SHEET

1. The amount of short-term monetary claim receivable from the affiliate companies is ¥31,827,000 and the amount of short-term monetary obligation payable to the affiliate companies is ¥160,772,000.
2. The total amount of accumulated depreciation deducted from the amount of the tangible fixed assets is ¥13,857,007,000.
3. The increase in the net assets of the Company evaluated at such market price as is prescribed in Item 3 of Article 124 of the Enforcement Rules of the Commercial Code was ¥17,512,000.
4. The figures set forth in the Balance Sheet were rounded off at the digits lower than the decimal point of the unit in which such figures were expressed.

III. NOTES TO THE STATEMENT OF INCOME

1. The amounts of transactions with affiliate companies are as follows:

Sales	¥321,860,000
Purchase	¥561,670,000
Non-operating transactions	¥61,199

2. The net income per share for the term was ¥28,93.
3. The figures set forth in the Statement of Income were rounded off at the digits lower than the decimal point of the unit in which such figures were expressed.

IV. NOTES TO LEASE TRANSACTIONS

1. The amount equivalent to the purchase price of the leased assets was ¥30,306,000, the amount equivalent to the accumulated depreciation was ¥9,248,000, and the outstanding balance of leased assets as of the end of the term was ¥21,058,000.
2. The amount equivalent to the lease fees prepaid for a period less than 1 year was ¥6,000,000 and the lease fees prepaid for a period more than 1 year was ¥15,058,000 as of the end of the term.
3. The lease fees paid for the term (equivalent to the amount of depreciation) was ¥5,930,000.
4. The Method of Calculation of the Amount Equivalent to Depreciation Expenses
   The calculation is made by the fixed amount method over the lease period which is regarded as the useful life of the leased assets and with residual value of such assets regarded as zero.

Proposed Appropriation of Retained Earnings

(Unit:Yen)

Abstract	Amount
Unappropriated retained earnings	1,163,176,933
Transfer from reserve for special depreciation	41,998,900
Total	1,205,175,833
To be appropriated as follows:	
Dividends paid (¥2.50 per share)	21,462,875
Bonuses to directors	10,000,000
Reserve for special depreciation	14,507,500
Total	**45,970,375**
Unappropriated retained earnings carried forward to the next year	1,159,205,458

Notes: An interim dividend of ¥21,463,005 (¥2.50 per share) was paid on 10 December 2004.

Certified Copy of Auditors' Report Prepared by Independent Outside Auditors

Report of Independent Certified Public Accountants

23 May 2005

To: The Board of Directors of Cimeo Precision Co., Ltd.

Nihombashi Corporation

Representative Partner	Certified Public Accountant	Katsuji Kuroda [seal]
Engagement Partner	Certified Public Accountant	Shigehiro Chiba [seal]
Engagement Partner	Certified Public Accountant	Noriyuki Segawa [seal]

We have examined the financial statements, i.e., the balance sheet, the statement of income, the operating report (only in respect of the section concerning the accounts), the proposed appropriation of earnings, and the supporting schedules (only in respect of the section concerning the accounts) of Cimeo Precision Co., Ltd. for the 71st business year which was from 1 April 2004 through 31 March 2005, in accordance with Article 2, paragraph 1 of "the Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Kabushiki-Kaisha." The sections concerning the accounts in the operating report and the supporting schedules which were subject to our audit are those in accordance with the accounting records of the operating report and the supporting schedules. The management is responsible for the preparation of these financial statements and the supporting schedules, and it is our responsibility to form an independent opinion on such financial statements and supporting schedules.
We have carried out this audit in accordance with generally accepted auditing standards in Japan. These auditing standards require that we perform the audit to obtain reasonable assurance about whether the financial statements and the supporting schedules are free of material misstatement. The audit includes an overall examination, on a test basis, of the information in the financial statements and the supporting schedules including an assessment of the accounting policies adopted by the management and the method of application thereof, as well as of the estimates made by the management. We believe that our audit provides a reasonable basis for the expression of our opinion. In addition, this audit includes the examination of the Company's subsidiaries which we deemed necessary.

As a result of this audit, we have reached the following conclusions:

1. The balance sheet and the statement of income give a true and proper account of the Company's assets and earnings in accordance with applicable laws and the Articles of Incorporation.
2. The operating report (only in respect of the section concerning the accounts) gives a true and proper account of the Company's operations in accordance with applicable laws and the Articles of Incorporation.
3. The proposed appropriation of earnings is appropriate in accordance with applicable laws and the Articles of Incorporation.
4. The supporting schedules (only in respect of the section concerning the accounts) do not include any items which were necessary to be pointed out in accordance with the Commercial Code.

As "Material Facts of Cimeo Group of Companies After the Closing of Accounts", the fact concerning the stock-for-stock exchange with Citizen Watch Co., Ltd. is described in the operating report.

Neither Nihombashi Corporation nor any of its partners have any conflict of interests with Cimeo Precision Co., Ltd., which is required to be described under the Certified Public Accountant Law.

Nihombashi Corporation

Certified Copy of Auditors' Report Prepared by the Board of Corporate Auditors

Corporate Auditors' Report

The current audit covers the 71st term which was from 1 April 2004 through 31 March 2005. Each Corporate Auditor has prepared a report of the method and the results of the audit in respect of performances of Directors' duties. We report as follows:

1. Outline of the method of audit:
Each Corporate Auditor has attended meetings of the Board of Directors and other important meetings, been informed by the Directors and others in respect of reports on their activities, examined important documents in respect of settlements, etc., and inspected the operations and the assets of the Company at the head office (principal business offices). Furthermore, Each Corporate Auditor has received reports and explanations from the Independent Outside Auditors, and examined the financial statements and the supporting schedules. Each Corporate Auditor has also required subsidiaries to report on their activities, and inspected their operations and assets.

2. The results of the audit:

(1) Methods used by Nihombashi Corporation as the Independent Outside Auditors for this audit, and the results thereof, are fair and proper.
(2) The operating report gives a fair and proper account of its business in accordance with applicable laws and the Articles of Incorporation.
(3) The proposals for appropriation of earnings contain no matters which need to be pointed out in the light of the Company's assets or any other considerations.
(4) The supporting schedules give an accurate statement of the information required to be presented, and do not include any items which need to be pointed out.
(5) No dishonesty or facts that are materially in breach of applicable laws or the Articles of Incorporation have been detected in respect of the performance by the Directors of their duties, including their duties relating to subsidiaries.
Additionally, we have found no breach of the duties of Directors regarding; transactions by Directors in competition with the Company, transactions involving conflict of interests between Directors and the Company, dealings in which the Company provided benefits without compensation, unusual dealings between the Company and subsidiaries or shareholders, or acquisition or disposal of the Company's own shares as a result of audit by examining the relevant transactions as necessary other than using the method described above.

26 May 2005

Cimeo Precision Co., Ltd. the Board of Corporate Auditors

Junichi Tsuruta	Corporate Auditor (Full-time)	[seal]
Takeo Kuriyama	Corporate Auditor	[seal]
Yuzo Maekawa	Corporate Auditor	[seal]

Note: Corporate Auditors, Junichi Tsuruta, Takeo Kuriyama and Yuzo Maekawa are external auditors specified in Article 18, paragraph 1 of the Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Kabushiki-Kaisha.

REFERENCE DOCUMENTS FOR EXERCISE OF VOTING RIGHTS

1. THE TOTAL NUMBER OF VOTING RIGHTS THE SHAREHOLDERS:
85,826

2. THE PROPOSALS AND REFERENCE MATTERS

Proposal 1:

Approval for proposed appropriation of earnings for the 71st business term

Proposed method of disposal of the retained earnings for the 71st business term is as set forth in page [19] hereof.

Taking into consideration overall long-term objectives of the Group to further strengthen its financial base for future development of the business, the amount of dividend payable to the shareholders for this term has been determined to be ¥2.50 per share, the same as previous business term.

The Company also provided for ¥10 million for the bonuses payable to the directors of the Company.

Proposal 2:

Partial amendment of the Articles of Incorporation

1. The Reason for Amendment

The trade name of the Company set forth in Article 1 of the Article of Incorporation of the Company is proposed to be changed into "Citizen Fine Tech Co., Ltd." for the purpose of clarifying the Company being a member of Citizen Group and better understanding the Company's activities as well as making good use of the high credibility of "Citizen" and Citizen brand in the markets. In order to clarify the effective date of change of the trade name, the Supplementary Rule is newly established as a provisional measure and will be deleted after the effective date thereof.

2. The Details of the Proposed Amendment

The details of the proposed amendment are as follow:

(The parts to be amended are underlined.)

Current Article	Proposed Amendment
(Trade Name) Article 1 The trade name of the Company shall be Cimeo Seimitsu Kabushiki Kaisha and Cimeo Precision Co., Ltd. in English.	(Trade Name) Article 1 The trade name of the Company shall be Citizen Fine Tech Kabushiki Kaisha and Citizen Fine Tech Co., Ltd. in English. Supplementary Rule: The amendment of the trade name shall become effective as from October 1, 2005 and this Supplementary Rule shall be deleted after such effective date.

Proposal 3:
Approval for execution of the stock-for-stock exchange agreement between the Company and Citizen Watch Co., Ltd.

1. **The Reason for the Proposed Exchange of Equity Shares**
   The Citizen Group of Companies have continuously been endeavoring to establish the management organizations of the Group with clearly defined business responsibilities and authorities in order to promote the further development of the business and enhancement of competitiveness of Citizen Group of Companies, and thereby further increase the market values of the Citizen Group of Companies as going concerns.

   With a view to optimizing the business resources and achieving management efficiency for the purpose of further enhancement of market values of Citizen Group of Companies as going concerns, the Company has determined to execute an exchange of equity shares with Citizen Watch Co., Ltd. and entered as of May 16, 2005 into the stock-for-stock exchange agreement with Citizen Watch Co., Ltd. Through integration of all the business resources of Citizen Group of Companies, it should now be possible for each company of Citizen Group of Companies to maintain and further strengthen its competitive positions in the global markets in the years to come.

   The Management of the Company believes that the proposed exchange of equity shares should enable Citizen Group of Companies to eliminate duplication and competition among the entities within the Group and should accelerate decisions and enhance efficiency of the business management of the Group. The Company will expand communication with Citizen Watch Co., Ltd. and develop comprehensive and integrated business strategies as a Group while maintaining the business initiatives of the Company. The Company believes that it should become possible for each of Citizen Group of Companies including the Company to expedite implementation of the business strategies of Citizen Group of Companies and establish its position firmly in each area of the industry.

   We sincerely request the shareholders to agree to the purpose of the proposed exchange of equity shares and approve the proposed stock-for-stock exchange agreement.

2. **The Content of the Proposed Stock-for-Stock Exchange Agreement**
   The content of the stock-for-stock exchange agreement entered into by and between this Company and Citizen Watch Co., Ltd. is as follows:

[STOCK-FOR-STOCK EXCHANGE AGREEMENT (Copy)]

Citizen Watch Co., Ltd. (hereinafter referred to as "Citizen") and Cimeo Precision Co., Ltd. (hereinafter referred to as "Cimeo") enter into this agreement with respect to the stock-for-stock exchange (hereinafter referred to as the "Agreement") as follows.

Article 1 (Stock-for-Stock Exchange)
Citizen and Cimeo shall perform a stock-for-stock exchange in such method as prescribed in the provisions from Article 352 through Article 363 of the Commercial Code, so that Citizen will become the absolute parent company of Cimeo and Cimeo will become the wholly-owned subsidiary of Citizen.

Article 2 (Shares to be Allotted Upon Stock-for-Stock Exchange)
1. Upon such stock-for-stock exchange, Citizen shall newly issue 3,095,134 shares of common stock and allot them to the shareholders of Cimeo (including the beneficial shareholders of Cimeo, which also applies to (2) of the following Article and Article 9 hereto) listed or registered in the final version of the list of shareholders of Cimeo (including the list of the beneficial shareholders of Cimeo) as of the date immediately preceding the date of the stock-for-stock exchange at the ratio of 0.97 shares of its common stock per one (1) share of common stock of Cimeo held by such shareholders. No allotment of shares of common stock of Citizen shall be made regarding the 5,409,940 shares of common stock of Cimeo held by Citizen.

2. Any dividend payable to such common stock as may be allotted by Citizen to the shareholders of Cimeo in accordance with the preceding Paragraph shall be calculated commencing October 1, 2005.

Article 3 (Amount of Increase in Capital and Capital Reserve)
The amount of increase in capital and capital reserve of Citizen as a result of the stock-for-stock exchange shall be as follows:

(1) Capital:	¥0
(2) Capital reserve:	Such amount as may be calculated by multiplying the amount of the net assets of Cimeo as of the date of the stock-for-stock exchange by the ratio of the number of shares of Cimeo to be transferred to Citizen against the total outstanding number of shares of Cimeo.

Article 4 (Shareholders Meeting to Approve Stock-for-Stock Exchange Agreement)
Citizen shall convene on June 29, 2005 and Cimeo shall convene on June 24, 2005 their respective shareholders meetings (hereinafter referred to as the "Shareholders Meeting of to Approve the Stock-for-Stock Exchange Agreement") and shall request for approval of the Stock-for-Stock Exchange Agreement and any such matter as may be required for the stock-for-stock exchange, provided such dates above may be changed in consultation by and between the parties hereto by any such reason as may be attributable to the progress of the required procedures for the stock-for-stock exchange or otherwise.

Article 5 (Date of Stock-for-Stock Exchange)
The date of the stock-for-stock exchange shall be October 1, 2005, provided such date may be changed in consultation by and between the parties hereto by any such reason as may be attributable to the progress of the required procedures for the stock-for-stock exchange or otherwise.

Article 6 (Management, Etc. of Company Assets)
Citizen and Cimeo shall continue until the date of the stock-for-stock exchange to perform their respective businesses and manage their respective assets with the diligence of a good manager. Any such act as may materially affect their respective assets or rights and obligations shall be taken only after such agreement by and between Citizen and Cimeo as may be reached in mutual consultation between the two parties.

Article 7 (Limit on Dividend of Profit)
Citizen and Cimeo may make payments of dividends to the shareholders (including their respective beneficial shareholders, which also applies to the following Article) listed or recorded in their respective final lists of shareholders (including their respective lists of beneficial shareholders, which

also applies to the following Article) or registered pledgees as of March 31, 2005 in any such amounts as may not exceed the following amounts:
(1) For Citizen: ¥5.50 per share and ¥1,656,000,000 in total; and
(2) For Cimeo: ¥2.50 per share and ¥22,000,000 in total.

Article 8 (Limit on Interim Dividend)
Citizen and Cimeo may make payments of interim dividends (as defined in the provision regarding distribution of monies of Article 293-5 of the Commercial Code) payable to the shareholders listed or recorded in their respective lists of shareholders or registered pledgees as of September 30, 2005 in any such amounts as may not exceed the following amounts:
(1) For Citizen: ¥7.50 per share and ¥2,472,000,000 in total; and
(2) For Cimeo: ¥3.50 per share and ¥31,000,000 in total.

Article 9 (Payment for Stock-for-Stock Exchange)
No payment with respect to the stock-for-stock exchange shall be made by Citizen to the shareholders of Cimeo.

Article 10 (The Term of Office of Directors and Auditors of Citizen Elected Before Stock-for-Stock Exchange)
The term of office of the directors and auditors of Citizen elected before the stock-for-stock exchange shall be such same term of office as it would be in the absence of any such stock-for-stock exchange as is contemplated by this Agreement.

Article 11 (Amendments to Conditions of Stock-for-Stock Exchange and Termination of This Agreement)
In case of occurrence of any material change in the financial and/or business conditions of either Citizen or Cimeo, any such event as may materially hinder the stock-for-stock exchange or achievement of the purpose of this Agreement, or any change in the purpose of this Agreement in the period from the date hereof to the date of the stock-for-stock exchange, Citizen and Cimeo may modify the contents of this Agreement such as the conditions for the stock-for-stock exchange or terminate this Agreement in consultation between the two parties.

Article 12 (Validity of This Agreement)
This Agreement shall become null and void in the absence of such resolution of approval as prescribed in Article 4 hereto by the Shareholders Meeting to Approve the Stock-for-Stock Exchange Agreement or in the absence of any such approval of the governmental agencies as may be required under applicable laws and regulations.

Article 13 (Matters Not Provided For In This Agreement)
Any such matter as may be necessary for the stock-for-stock exchange but not provided for herein shall be determined by and between Citizen and Cimeo in consultation with each other in accordance with the purpose of this Agreement.

IN WITNESS WHEREOF, this Agreement is prepared in two counterparts, each of which is affixed with the names and seal impressions of Citizen and Cimeo and held by each party hereto.

May 16, 2005

Citizen: Makoto Umehara
President & CEO
Citizen Watch Co., Ltd.
6-1-12, Tanashi-cho, Nishi-Tokyo-shi, Tokyo

Cimeo: Konosuke Imai
President & CEO
Cimeo Precision Co., Ltd.
4107-5, Oaza-miyota, Miyota-machi,
Kitasaku-gun, Nagano

3. Explanation of Stock-for-Stock Exchange Ratio under Article 354, Paragraph 1, Item 2 of the Commercial Law

**STATEMENT OF REASON
FOR DETERMINATION OF STOCK-FOR-STOCK EXCHANGE RATIO**

The Company has determined the stock-for-stock exchange ratio as follows with respect the stock-for-stock exchange to be performed by and between the Company and Citizen Watch Co., Ltd. (hereinafter referred to as "Citizen") on October 1, 2005 (hereinafter referred to as the "Stock-for-Stock Exchange"):

1. Prior to the negotiation with regard to the stock-for-stock exchange ratio for the Stock-for-Stock Exchange, the Company has requested a third-party entity, Mizuho Securities Co., Ltd., (hereinafter referred to as "Mizuho Securities") to calculate the stock-for-stock exchange ratio to be used as basic data in such negotiation and consultation between the Company and Citizen.
2. In response to our request, Mizuho Securities made extensive research as to the various methods of evaluation of corporate values and submitted to us on May 12, 2005, the results of their evaluation which was made by using the market stock price comparative method, comparable companies comparative method and DCF (discounted cash flow) method with respect to the Company and Citizen, and calculating the stock-for-stock exchange ratio comprehensively taking the analysis results into account.
3. After we received such tentative stock-for-stock exchange ratio as has been estimated and submitted to us by Mizuho Securities, we entered into negotiation and consultation with Citizen.
4. As a result of such negotiation and consultation between the two companies, it was resolved at the respective meetings of the board of directors of the two companies held on May 16, 2005 that the stock-for-stock exchange ratio between Citizen and the Company shall be 1: 0.97, which was agreed to in an agreement between the Company and Citizen executed on the same date. This agreed ratio of the Stock-for-Stock Exchange of 1: 0.97 is consistent with such tentative stock-for-stock exchange ratio as has been estimated and submitted to us by Mizuho Securities.

4. The Balance Sheet and the Income Statement of the Parties to Any Stock-for-Stock Exchange Agreement as Required Under Article 354, Paragraph 1, Items 3 and 5 of the Commercial Code:

(1) The balance sheet and the statement of income of the Company are as shown in the foregoing Exhibit (from pages [15] to [18]).

(2) The balance sheet and the statement of income of Citizen are as follows.

Balance Sheet

(As of 31 March 2005)

(Yen in millions)

Items	Amount	Items	Amount
Assets		**Liabilities**	
Current Assets	**107,048**	**Current Liabilities**	**27,807**
Cash and cash equivalents	39,179	Notes payable	1,785
Notes receivable	1,480	Accounts payable	16,843
Accounts receivable	27,582	Short-term bank loans payable	0
Marketable securities	10,598	Other accounts payable	4,142
Finished goods	4,908	Income taxes payable	225
Materials	504	Accrued expenses	2,419
Goods in process	6,125	Reserve for bonuses to employees	1,278
Accrued consumption tax	647	Notes payable for equipment	633
Short-term loans	20	Other current liabilities	477
Other accounts receivable	5,752		
Deposits	6,270		
Deferred tax assets	3,165		
Other current assets	1,759		
Allowance for doubtful accounts	(-946)	**Long-term Liabilities**	**25,528**
Fixed Assets	**95,463**	Convertible bonds	23,000
Property, plant and equipment	**33,977**	Long-term loans payable	2
Buildings and structures	14,244	Reserve for defined retirement benefits	1,896
Machinery and equipment	11,789	Reserve for retirement bonuses to directors	248
Vehicles and carriers	5	Long-term unearned income	72
Tools, furniture and fixtures	3,058	Other long-term liabilities	308
Land	3,733	**Total Liabilities**	**53,335**
Construction in progress	1,146		
Intangible fixed assets	**722**	**Shareholders' Equity**	
software	554	**Common stock**	**32,648**
Other intangible fixed assets	168	**Capital reserves**	**42,435**
		Capital surplus	41,166
Investments and other assets	**60,763**	Other capital reserves	1,269
Investment in subsidiaries and affiliates	28,828	Excess arising from retirement of treasury stock	1,269
Investment securities	27,851	**Retained earnings**	**74,946**
Long-term loans	383	Legal reserve	7,789
Long-term prepaid expenses	156	Special reserves	46,500
Deferred tax assets	4,088	Special amortization reserve	15
Other investments	928	Unappropriated retained profits	20,641
Allowance for valuation loss on investments	(-1,344)	**Net unrealized gain/loss on securities, etc.**	**7,160**
Allowance for doubtful accounts	(-128)	**Treasury stock**	**(-8,014)**
		Total shareholders' equity	**149,177**
Total Assets	**202,512**	**Total Liabilities and Shareholders' Equity**	**202,512**

(Note) The figures set forth herein were rounded off at the digits lower than a million.

Statement of Income

(1 April 2004 through 31 March 2005)

(Yen in millions)

Items	Amount	
(Ordinary items) (Operating Income and Expenses)		
Operating revenue		
Net sales		155,650
Operating expenses		
Cost of sales	128,409	
Selling, general and administrative expenses	20,858	149,267
(Operating income)		**6,382**
(Non-Operating Income and Expenses)		
Non-operating income		
Interest and dividend income	3,046	
Rents receivable	2,783	
Foreign exchange gain	80	
Other	172	6,082
Non-operating expenses		
Interest charges	0	
Depreciation expenses for lent properties	2,363	
Other	155	2,519
(Ordinary income)		**9,946**
(Extraordinary items)		
Extraordinary gains		
Reversal of allowance for valuation loss on investments	101	
Gain on sale of fixed assets	18	
Other	38	157
Extraordinary losses		
Loss on disposal of properties	1,489	
Other	6	1,496
Income before income taxes		**8,607**
Income, inhabitant and enterprise taxes		50
Income taxes adjustment		2,019
Net income		**6,538**
Balance brought forward		**15,773**
Interim dividends paid		1,670
Unappropriated profits		**20,641**

(Note) The figures set forth herein were rounded off at the digits lower than a million.

I. MATERIAL ACCOUNTING POLICIES

1. The Standard and Method for Evaluation of Securities

(1) The instruments to be held until the maturities: These are evaluated by amortized cost method (fixed amount)

(2) The shares of subsidiaries and affiliate companies: These are evaluated by moving average method.

(3) Other securities:

The securities with the market prices:	These are evaluated by the market price, etc. as of the end of the business term (any evaluation difference is either credited or debited directly to the capital account, and any cost of disposal is calculated by moving average method).
The securities without market prices:	These are evaluated by moving average method.

2. The Standard and Method for Evaluating Inventories
The inventories are evaluated at the lowest of the aggregate average cost.

3. The Standard for Evaluation of Derivatives
These are evaluated by the market valuation method.

4. The Method of Depreciation of Fixed Assets
Tangible fixed assts are depreciated at a fixed rate method, and intangible fixed assets are depreciated at a fixed amount method. The period of useful life is as prescribed by the Corporate Tax Law, in principle, but estimated useful life with economic useful time taken into consideration is used with respect to a part of certain machineries and facilities, and estimated usable period of time is used with respect to soft wares which are intangible fixed assets. The accelerated depreciation was carried out for some assets for lease.

5. Any finance lease other than such leases as may be regarded as transfer of title of the leased property is accounted for as an ordinary lease transaction.

6. The Standard for Accounting for Provisions

(1) Allowance for Doubtful Accounts
The provisions for ordinary accounts receivable are made based on the actual rate of default, while any such specific right of claim as may not be subject to default is individually evaluated and is provided for in such estimated uncollectible amount.

(2) Allowance for Valuation Loss on Investments
Any such asset as may be subject to large change in values as equity shares of subsidiary companies (excluding those names subject to devaluation accounting) are provided for as of the end of each business term with the real values thereof taken into consideration.

(3) Reserve for Bonuses to Employees
Provision for payments of bonuses is made based on the estimated amounts of bonuses payable to the employees.

(4) Reserve for Defined Retirement Benefits
Provision for retirement benefits payable to the employees of the Company is made based on the accrued payment obligation of the Company for payment of retirement benefits and estimated pension assets as of the end of this business term.
Any such differences resulting from the past years of service and actuarial variance are expensed in certain ratio over certain period of time (5 years) within the remaining years of service of the employees as of occurrence of such difference, with the differences resulting from the past years of service commencing from the business term of occurrence, and actuarial variance commencing from the business term after the term of occurrence.

(5) Reserve for Retirement Bonuses to Directors
Provision is made for retirement lump sum payment to directors payable for this business term according to the internal rules of the Company. This provision is such provision as is prescribed in Article 43 of the Enforcement Rules of the Commercial Code.

7. Consumption taxes, etc. are accounted for based on the amount excluding the amounts of taxes.

II. NOTES TO THE BALANCE SHEET

1. The amount of short-term accounts receivable from the subsidiary companies was ¥23,437 million in total, and the amount of short-term debts payable to the subsidiary companies was ¥12,961 million in total.
2. Total amount of accumulated depreciation deducted from the tangible fixed assets was ¥117,724 million.
3. The balance of discounted export bills was ¥3,994 million and guaranty obligation of the Company was ¥3,634 million.
4. The amount of net assets to be deducted from the retained earnings payable as divided as of the end of this term in accordance with the provision of Item 3 Article 124 of the Enforcement Rules of the Commercial Code was ¥7,160 million.

III. NOTES TO THE STATEMENT OF INCOME

1. The amount of total sales to the subsidiary companies was 47,838 million.
2. The amount of total purchase from the subsidiary companies was 110,944 million.
3. The amount of non-operating transactions with the subsidiary companies was 6,256 million.
4. The amount of lease fees paid by the Company was ¥205 million. The amount equivalent to the lease fees prepaid for a period less than 1 year was ¥173 million and the lease fees prepaid for a period more than 1 year was ¥303 million and was ¥476 million in total.
5. The net income for the term per share was ¥21.37.

IV. RETIREMENT BENEFITS

1. Summary of System concerning Retirement Benefits

The Company sets up the approved retirement annuity system and the termination allowance plan as the fixed benefit type. The Company also sets up the retirement benefits trust.

2. Breakdown of Retirement Benefits Payable

	(in million yen)
(1) Retirement Benefits Payable	(-22,970)
(2) Pension Assets	15,586
(3) Retirement Benefits Trust	5,023
(4) Retirement Benefits required to be provided for	(-2,360)
(5) Unrecognized Actuarial Variance	1,150
(6) Unrecognized Past Service Obligation	(-685)
(7) Reserve for Defined Retirement Benefits	(-1,896)

3. Breakdown of Expenses for Retirement Benefits

	(in million yen)
(1) Personnel Expenses	618
(2) Interest Expenses	509
(3) Expected Investment Income	(-314)
(4) Disposed expenses of Past Service Obligations	(-365)
(5) Disposed expenses of Actuarial Variance	178
(6) Expenses for Retirement Benefits	626

4. Matters Concerning the Calculation Base of Retirement Benefits Obligations, Etc.

(1) Method of Periodic Allocation of Estimated Amount of Retirement Benefits:	Fixed amount per period.
(2) Discount Rate:	2.5% at the beginning of the term and 2.0% at the end of the term
(3) Expected rate of return for investment:	2.0%
(4) Number of year for disposal of past service obligations:	5 years (at a fixed rate)
(5) Number of years for disposal of actuarial variance:	5 years (at a fixed rate)
(6) Number of years for disposal of difference from change in accounting standard:	To be expensed at one time.

V. MATTERS RELATING TO TAX EFFECT ACCOUNTING

1. Breakdown of major causes of deferred tax assets and liabilities (in million yen)

(Deferred tax assets)	
Excess amount of depreciation	2,114
Devaluation amount of inventory	1,300
Excess amount over the limit of bad debt provision allowed to be expensed	182
Excess amount over the limit of bonus provision allowed to be expensed	520
Evaluation loss of investment securities	4,707
Excess amount over the limit of provision for retirement benefits	2,821
Amount denied for the provision for investment devaluation	546
Deferred foreign tax deductions	526
Loss brought forward	2,384
Others	1,696
Sub-total of deferred tax assets	16,800
Evaluation Provisions	(-4,625)
Total deferred tax assets	12,175
(Deferred tax liabilities)	
Revaluation difference of equity shares, etc.	(-4,912)
Special amortization account	(-8)
Total deferred tax liabilities	(-4,920)
Net deferred tax assets	7,254

2. Breakdown of major causes of difference between the effective legal tax rates and the actual rates of corporate tax, etc. after application of tax effect accounting (%):

Effective legal tax rates	40.7
(Adjustments)	
Expenses not recognized under the tax law	0.5
Dividend received not recognized as income	(-9.7)
Changes in balances of evaluation provisions	(-8.7)
Others	1.2
Corporate tax rate, etc. after application of tax effect accounting	24.0

Proposal 4: Election of 5 Directors

At the close of this Ordinary General Meeting of Shareholders, the term of office of all Directors, Konosuke Imai, Toshikazu Yamaura, Katsuo Nakajima, Yasuteru Kakegawa and Shigeyuki Gomi will expire. The Company now proposes the election of 5 new Directors.

The nominees are as follows:

Nominee No.	Name (Date of Birth)	Career and Representation of Other Companies	No. of Company Shares Held
1	Konosuke Imai (January 20, 1943)	April, 1965: Joined Citizen Watch Co., Ltd. June, 1996: Director of the Company May, 1999: Managing Director of Harvestine Company Limited (Hong Kong) June, 1999: Executive Managing Director July, 1999: General Manager, Planning Dept. and Director ,R&D Div. June, 2002: President & CEO (to date) Auditor of Miyota Co., Ltd. (to date)	18,252
2	Toshikazu Yamaura (May 18, 1944)	April, 1963: Joined the Company June, 1995: Director June, 1999: Director, Business Affairs Div. June, 2000: Executive Managing Director (to date) March, 2002: Director, Business Affairs Div. (to date) and General Manager, Optical Dept.of the Business Affairs Div. June, 2002: Managing Director of Harvestine Company Limited (Hong Kong) (to date)	33,904
3	Katsuo Nakajima (October 3, 1944)	April, 1963: Joined the Company June, 1999: Director (to date) July, 1999: General Manager, Administration Dept. June, 2002: General Manager, Planning Dept. and General Manager, Administration Dept. January, 2003: General Manager, Administration Dept. and in Charge of Planning Dept. June, 2003: General Manager, General Affairs Dept. (to date) February, 2004: Managing Director of Cimeo Electronics Devices (Suzhou) Co., Ltd.	20,540
4	Yasuteru Kakegawa (October 1, 1950)	July, 1974: Joined the Company July, 1998: General Manager, Development Dept. of R&D Div. June, 2001: Director (to date) March, 2002: Deputy Director R&D Div. and General Manager Development Dept. of R&D Div. June, 2002: Director, R&D Div.and General Manager, Developmen Dept.t of R&D Div. April, 2003: Director, R&D Div.and General Manager, Production Engineering Dept. March, 2005: Director, R&D Div. and General Manager, Quality Assurance Dept.(to date)	12,700
5	Shigeyuki Gomi (October 23, 1946)	April, 1970: Joined Citizen Watch Co., Ltd. June, 1997: Managing Director of Sunciti Manufacture Limited April, 2002: General Manager, Internal Audit Dept. of Citizen Watch Co., Ltd. January, 2003: General Manager, Planning Dept. of the Company June, 2003: Director (to date) General Manager, Administration Dept.(to date) September, 2003: Managing Director of Cimeo Electronics Devices (Suzhou) Co., Ltd.	1,000

(Notes) There are no significant conflicts of interest between any of the nominees and the Company.

Proposal 5: Election of 1 Corporate Auditor

At the close of this Ordinary General Meeting of Shareholders, the term of office of Corporate Auditor, Junichi Tsuruta, will expire. Therefore, the Company proposes the election of 1 new Corporate Auditor.

The nominee is as follows:

This Proposal has been approved by the Board of Corporate Auditors.

Name (Date of Birth)	Career and Representation of Other Companies		No. of Company shares held
Junichi Tsuruta (September 18, 1942)	April, 1965:	Joined Citizen Trading Co., Ltd.	1,000
	July, 1995:	General Manager, Marketing Dept. ,Overseas Trade Div.of Citizen Trading Co., Ltd.	
	August, 1996:	Secretary ,Overseas Trade Div. of Citizen Trading Co., Ltd.	
	March, 2001:	General Manager, Internal Audit Dept. of Citizen Watch Co., Ltd.	
	March, 2002:	Preliminary Corporate Auditor of the Company	
	April, 2002:	Preliminary Corporate Auditor (full-time)	
	June, 2002:	Corporate Auditor(Full-time) (to date)	

(Notes) Nominee Junichi Tsuruta is a nominee for the external auditor specified in Article 18, paragraph 1 of the Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Kabushiki-Kaisha.

[TRANSLATION]

[Memo]


KARUIZAWA
KOMORO
KARUIZAWA
MIYOTA
SHINANO OIWAKE
NAGANO
MIYOTA
Junior High School
CIMEO PRECISION
KOMORO
Citizen Precision Machinery